Exhibit 12.1

ESSEX PROPERTY TRUST, INC.

Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands, except ratios)

	Years ended December 31
	2004		2003(1)		2002 (1)		2001(1)		2000(1)
Earnings:
Income from continuing operations	$78,976		$33,527		$40,283		$47,912		$43,795
Gain on sales of real estate	(7,909)		—		(145)		(3,788)		(4,022)
Minority interests	27,542		25,845		27,628		24,322		23,686
Interest expense (2)	63,023		52,410		43,186		38,746		30,163
Amortization of deferred financing costs	1,587		1,197		814		657		639
Total earnings	$163,219		$112,979		$111,766		$107,849		$94,261

Fixed charges:
Interest expense (2)	$63,023		$52,410		$43,186		$38,746		$30,163
Amortization of deferred financing costs	1,587		1,197		814		657		639
Capitalized interest	1,997		4,084		6,814		3,917		2,906
Convertible preferred stock dividends	—		—		—		—		245
Preferred stock dividends	1,952		195		—		—		—
Perpetual preferred unit distributions	14,174		17,996		18,319		18,319		18,319
Total fixed charges and preferred stock dividends	$82,733		$75,882		$69,133		$61,639		$52,272

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	2.45	X	1.96	X	2.20	X	2.49	X	2.80	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.97	X	1.49	X	1.62	X	1.75	X	1.80	X

(1)          The above financial and operating information from January 1, 2002 through December 31, 2003 reflect the retroactive adoption of FIN 46R and SFAS 123. The above financial and operating information from January 1, 2000 through December 31, 2001 have not been restated to reflect the retroactive adoption of FIN 46R and SFAS 123 and have not been reclassified to present properties sold as discontinued operations. Because the 2000 and 2001 balances have not been restated, the results for those periods may not be comparable to the results for the later periods set forth above.

(2)          Extraordinary item - loss on early extinguishment of debt of $119 for the year ended December 31, 2000 has been reclassified as interest expense in accordance with the adoption of SFAS 145 on January 1, 2003.